SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant To 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. ) *

Camelot Information Systems Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G1795R 100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1795R 100	13G	Page 2 of 8 Pages

1		Name of Reporting Person Heidi Chou
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 22,860,0001 ordinary shares. Dreams Power Ltd. may also be deemed to have sole voting power with respect to 22,050,000 ordinary shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 22,860,0001 ordinary shares. Dreams Power Ltd. may also be deemed to have sole dispositive power with respect to 22,050,000 ordinary shares.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 22,860,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent Of Class Represented By Amount In Row 9 12.2%
12		Type of Reporting Person IN

1 Includes: (i) 22,050,000 ordinary shares held by Dreams Power Ltd. a British Virgin Islands investment holding company wholly-owned and controlled by Ms. Chou (including 2,050,000 ordinary shares held by Ms. Chou as settlor and initial trustee in the Heidi Chou 2009 Annuity Trust, which is an irrevocable trust constituted under the laws of California); and (ii)  810,000 ordinary shares issuable upon exercises of the options with 60 days after the date of December 31, 2010 and held by Joint Link Technology Limited on behalf of Ms.Chou.

CUSIP No. G1795R 100	13G	Page 3 of 8 Pages

1		Name Of Reporting Person Dreams Power Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 22,050,000 ordinary shares. Heidi Chou may also be deemed to have sole voting power with respect to the above shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 22,050,000 ordinary shares. Heidi Chou may also be deemed to have sole dispositive power with respect to the above shares.
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 22,050,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented by Amount in Row 9 11.7%
12		Type of Reporting Person CO

CUSIP No. G1795R 100	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Camelot Information System Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Item 2(a).	Name of Person Filing:

Heidi Chou
Dreams Power Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Heidi Chou
Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Dreams Power Ltd.
c/o Heidi Chou
Beijing Publishing House,
A6 North Third Ring Road,
Xicheng District, Beijing, 100120,
The People’s Republic of China

Item 2(c)	Citizenship:
Heidi Chou – United States
Dreams Power Ltd. – British Virgin Islands
Item 2(d).	Title of Class of Securities:
Ordinary Shares
Item 2(e).	CUSIP Number:

G1795R 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

CUSIP No. G1795R 100	13G	Page 5 of 8 Pages

Not applicable
Item 4.	Ownership:
The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Heidi Chou	22,860,000	12.2%	22,860,000	0	22,860,000	0
Dreams Power Ltd.	22,050,000	11.7%	22,050,000	0	22,050,000	0

Dreams Power Ltd. a British Virgin Islands company, is the record owner of 22,050,000 Ordinary Shares.  Heidi Chou is the sole owner and director of Dreams Power Ltd.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Heidi Chou may be deemed to beneficially own all of the shares held by Dreams Power Ltd.

Ms. Chou has the right to acquire  810,000  ordinary shares upon exercise of options within 60 days after December 31, 2010 through Joint Link Technology Limited, a company incorporated in British Virgin Island.

Yiming Ma, Heidi Chou’s spouse, is the beneficial owner of 23,500,020 Ordinary Shares.  Heidi Chou may be deemed to share beneficial ownership of the shares held by Yiming Ma. Heidi Chou expressly disclaims such beneficial ownership of the shares beneficially owned by Yiming Ma.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:
Not applicable

CUSIP No. G1795R 100	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Heidi Chou	/s/ Heidi Chou
Heidi Chou

Dreams Power Ltd.	By:	/s/ Heidi Chou
	Name:	Heidi Chou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement